FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2010

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS

PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2010 and 2009

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Represented Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

June 22, 2011

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2010	December 31, 2009
Assets:
Investment in Master Trust, at fair value	$1,912,699	$1,767,381
Contributions receivable:
Participants’	—	1,035
Employer’s	—	282
Notes receivable from participants	41,550	40,895

Net assets available for benefits, at fair value	1,954,249	1,809,593
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(36,638)	4,865

Net assets available for benefits	$1,917,611	$1,814,458

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Plan interest in net appreciation and investment income of Master Trust	$138,466
Contributions:
Participants’	84,522
Employer’s	22,610
Interest income on notes receivable from participants	2,058

Total additions	247,656

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	144,239
Administrative expenses	307

Total deductions	144,546

Net increase prior to transfers	103,110

Plan transfers:
Assets transferred into Plan	43

Net transfers	43
Net increase	103,153

Net Assets available for benefits December 31, 2009	1,814,458

Net Assets available for benefits December 31, 2010	$1,917,611

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Represented Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Union represented employees of certain UTC subsidiaries whom are covered by collective bargaining agreements that provide for Plan participation are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the summary plan description as well as the Plan document which are available from UTC.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust (“Trustee”) is the Plan trustee and holds all assets except those invested in the UTC Company Stock Fund. Fidelity Institutional Retirement Services Company (“Fidelity”) is the sub-trustee for those Plan assets. Fidelity is also the Plan’s administrative recordkeeper.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $1 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions including Employer matching contributions into various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust (“Master Trust”). Through the Master Trust the Plan offers 19 mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The Employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, Employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (“IMA”) or tax-deferred contributions for cost of living adjustments (“COLA”), where permitted. The Employer will match 75 percent of the participant’s IMA contribution. All contributions to an IMA will be invested 100 percent in the stable value fund through the Master Trust and may not be withdrawn until retirement or termination.

Participant Accounts. Generally, each participant’s account is credited with (a) participant’s contributions, (b) UTC’s contributions in accordance with the terms outlined in each particular bargaining agreement based on a percentage of the participant’s contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ non-vested Employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2010, approximately $20,000 of forfeitures were used to fund UTC’s contributions.

Voting Rights. Common stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in this fund. All shares of Employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Notes Receivables from Participants. Certain participants are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA amounts. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal/Reuters, which ranged from 4.25 percent to 9.25 percent for loans outstanding at both December 31, 2010 and 2009. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2010 were approximately $3,001,000.

Effective June 5, 2009, all separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds’ investments, other than the UTC Common Stock Fund, increase or decrease the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 4).

Adoption of New Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either the Level 2 or Level 3 categories. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. The Plan adopted this new guidance effective December 31, 2010, except for the separate presentation in the Level 3 activity roll-forward, which is not effective until fiscal years beginning after December 31, 2010, and determined it did not materially impact the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants of Defined Contribution Pension Plans,” which requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance effective December 31, 2010. The ASU was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2009. Certain reclassifications have been made to conform to the current year presentation. We previously reported “Notes receivable from participants” as a component of “Investment in Master Trust, at fair value.” “Notes receivable from participants” is now reflected as its own line within the Statement of Net Assets Available for Benefits.

Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares held in mutual funds are traded on a national exchange and are valued at the closing prices as of the last business day of each period presented.

Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of December 31, 2010, there were no restrictions in place related to either participant or plan sponsor directed redemption of these commingled funds. As of December 31, 2009, there were no restrictions in place related to participant directed redemption of these commingled funds. Plan-sponsor directed redemptions were subject to a bi-monthly policy in which up to 25% of the balance of the share held could be redeemed on each bi-monthly opening date. When the market value was $1,000,000 or less, 100% of the share balance may have been redeemed. The redemption notice period was 6 days prior to trade date.

The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (“GICs”) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. The wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Synthetic GICs provide for a variable crediting rate which resets periodically. The investment valuation policy of the stable value fund is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to realize from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee. As of December 31, 2010 and December 31, 2009 the fair value of the wrap contracts for the GICs were determined using a discounted cash flow method which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2010 and 2009 the value of the wrap contracts was $0.7 million and $0.8 million, respectively.

As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.

UTC stock is stated at fair value determined using the closing sales price for UTC Stock as of the valuation date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Note 5 provides additional disclosures with respect to fair value.

Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the Employer in 2010. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2010.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2010 through the date the financial statements were issued.

NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets guaranteed by the insurance company. A synthetic GIC consists of a portfolio of underlying assets owned by the Master Trust, and a wrap contract issued by a financially responsible third party, typically an insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. The wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately 7.59% and 14.62% for the years ended December 31, 2010 and 2009, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 3.68% and 3.50% for the years ended December 31, 2010 and 2009, respectively.

NOTE 4 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans’ participants and Plan expenses. The Plan’s interest in the net assets of the Master Trust was approximately 11 percent at both December 31, 2010 and December 31, 2009.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2010			2009
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$76,550	$—	$76,550	$74,349	$—	$74,349
Investments:
Mutual funds	1,917,881	—	1,917,881	1,685,266	—	1,685,266
Commingled index funds	1,652,166	—	1,652,166	1,496,251	—	1,496,251
Common stock	4,140,022	1,582,168	5,722,190	3,977,081	1,515,947	5,493,028
Stable value fund investment contracts	7,571,065	—	7,571,065	7,159,347	—	7,159,347

Subtotal	15,357,684	1,582,168	16,939,852	14,392,294	1,515,947	15,908,241
Notes receivable from participants	146,729	—	146,729	137,363	—	137,363
ESOP receivables	—	138,086	138,086	—	153,016	153,016
Interest and dividend receivable	—	—	—	6,792	—	6,792

Total assets	15,504,413	1,720,254	17,224,667	14,536,449	1,668,963	16,205,412

Liabilities:
Accrued liabilities	—	—	—	(1,784)	—	(1,784)
Accrued ESOP interest	—	(739)	(739)	—	(853)	(853)
Notes Payable to UTC	—	(261,300)	(261,300)	—	(291,000)	(291,000)

Total liabilities	—	(262,039)	(262,039)	(1,784)	(291,853)	(293,637)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(219,925)	—	(219,925)	30,173	—	30,173

Net assets	$15,284,488	$1,458,215	$16,742,703	$14,564,838	$1,377,110	$15,941,948

Net assets of the Master Trust attributable to the Plan	$1,917,611	$—	$1,917,611	$1,813,141	$—	$1,813,141

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2010
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$376,630	$36,725	$413,355
Transfers in from participating plans for purchase of units	456,327	12,712	469,039
Allocation of 1,604,000 ESOP shares, at market	110,615	—	110,615
Interest income on notes receivable from participants	7,010	—	7,010
Net appreciation on fair value of investments	1,028,105	161,403	1,189,508

Total additions	1,978,687	210,840	2,189,527
Deductions:
Transfers out on behalf of participating plans for distributions	(1,293,554)	—	(1,293,554)
Allocation of 1,604,000 ESOP shares, at market	—	(110,615)	(110,615)
Master Trust administrative and interest expense	(3,375)	(19,120)	(22,495)

Total deductions	(1,296,929)	(129,735)	(1,426,664)

Net increase prior to transfers	681,758	81,105	762,863
Transfers:
Assets transferred in	37,892	—	37,892

Net plan transfers	37,892	—	37,892

Increase in net assets	719,650	81,105	800,755
Net assets:
Beginning of year	14,564,838	1,377,110	15,941,948

End of year	$15,284,488	$1,458,215	$16,742,703

During 2010, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(thousands of dollars)
ESOP fund	$499,863
Common stock	189,192
Mutual funds	210,730
Commingled index funds	289,723

$1,189,508

(thousands of dollars)	Year Ended December 31, 2010
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$138,466

Interest income on notes receivable from participants	$2,058

Contributions received (cash basis)	$108,449

Net assets transferred into Plan	$43

Distribution to participants or beneficiaries	$(144,239)

Plan interest in administrative and interest expense	$(307)

NOTE 5 - FAIR VALUE OF INVESTMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Master Trust’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2010 and December 31, 2009:

	December 31, 2010
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total
Mutual funds	$1,917,881		$—		$—		$1,917,881
Commingled index funds:
Domestic equities	—		1,471,911		—		1,471,911
International equities	—		155,385		—		155,385
Fixed income	—		24,870		—		24,870
Common stock	5,722,190		—		—		5,722,190
Stable value fund investment contracts:
Synthetic GIC - equities	109,711	*	58,326	*	—		168,037
Synthetic GIC - fixed income:
U.S. government and government agency securities	—		1,923,340	*	—		1,923,340
U.S. municipal securities	—		20,096	*	—		20,096
Foreign debt securities	1,787	*	40,711	*	—		42,498
Corporate debt securities	—		1,639,289	*	—		1,639,289
Other debt securities	6,495	*	1,232,528	*	1,337	*	1,240,360
Traditional (separate account) GIC	338,451	*	2,283,706	*	—		2,622,157
Wrap contracts	—		—		678		678

Total investment contracts	456,444		7,197,996		2,015		7,656,455

Total	$8,096,515		$8,850,162		$2,015		$16,948,692

	December 31, 2009
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total
Mutual funds	$1,685,266		$—		$—		$1,685,266
Commingled index funds:
Domestic equities	—		1,324,071		—		1,324,071
International equities	—		146,102		—		146,102
Fixed income	—		26,078		—		26,078
Common stock	5,493,028		—		—		5,493,028
Stable value fund investment contracts:
Synthetic GIC - equities	143,691	*	36,224	*	—		179,915
Synthetic GIC - fixed income:
U.S. government and government agency securities	—		1,459,804	*	—		1,459,804
U.S. municipal securities	—		30,626	*	—		30,626
Foreign debt securities	1,710	*	98,704	*	—		100,414
Corporate debt securities	5,676	*	1,542,386	*	—		1,548,062
Other debt securities	3,084	*	1,296,608	*	2,723	*	1,302,415
Traditional (separate account) GIC	—		2,572,268		—		2,572,268
Wrap contracts	—		—		794		794

Total investment contracts	154,161		7,036,620		3,517		7,194,298

Total	$7,332,455		$8,532,871		$3,517		$15,868,843

*	These amounts do not include receivables due to or payables due from the fund.

As of December 31, 2010 there were no significant transfers in and out of Level 1 and Level 2.

The changes in the balances of the Level 3 investments for the year ended December 31, 2010 were as follows:

(thousands of dollars)	Synthetic GIC fixed income	Wrapper Contracts	Total
Balance, beginning of year	$2,723	$794	$3,517
Unrealized gain / (loss)	43	(116)	(73)
Purchases, sales and issuances, net	(1,429)	—	(1,429)

Balance, end of year	$1,337	$678	$2,015

NOTE 6 - RELATED-PARTY TRANSACTIONS

Fidelity and the Trustee manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2010, the Plan purchased units of the Fund in the approximate amount of $144,431,000 including dividends and interest of approximately $6,541,000, sold units of the Fund in the approximate amount of $175,003,000, and had net appreciation on the Fund in the approximate amount of $37,634,000. The total value of the Plan’s interest in the Fund was $286,159,000 and $279,097,000 at December 31, 2010 and 2009, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 10 - NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-4, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards “IFRS”. The amendments include two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011. The Plan is in the process of evaluating the impact of the adoption of this ASU on the Plan’s financial statements.

NOTE 11 - SUBSEQUENT EVENTS

During 2010, UTC approved the transition of recordkeeping services from Fidelity to Aon Hewitt, formerly, Hewitt Associates, LLC. Effective January 1, 2011, Aon Hewitt became the Plan’s administrative recordkeeper, while Fidelity was removed as sub-trustee and State Street Bank and Trust is now the sole Trustee of the UTC Common Stock Fund.

In addition, during 2010, UTC approved changes to the investment options of the Plan. Effective January 1, 2011, certain investments ceased to be options under the Plan, while new investment options were added, including, a mutual fund brokerage window. Participants with investments in the funds which ceased to exist were notified, and their investments were either mapped to other investment options under the Plan or participants directed their investment to another option.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 9.25 percent, terms ranging from 1 to 5 years	$—	$41,549,539

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated: June 22, 2011	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.